

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 23, 2008

Mr. George M. Sfeir
Technical Industries & Energy, Corp.
Petroleum Towers, Suite 530
P.O. Box 52523
Lafayette, LA 70505

> **Re: Technical Industries & Energy, Corp.**
> **Registration Statement on Form S-1**
> **Filed April 24, 2008**
> **File No. 333-150437**

Dear Mr. Sfeir:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2. Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

3.   Please update your filing to include financial statements through your quarter ended March 31, 2008 to comply with Rule 8-08 of Regulation S-X.

Cover Page

4.   Please tell us why you feel that your Primary Standard Classification Code is 8734 rather than 1389.

5.   As filed, your Cover Page comes after your table of contents and summary. Please revise.

Risk Factors, page 3

6.   Tailor all of your risk factors to your business and your company. Currently, the risk factors, with the exception of the second risk factor, are generic and could apply to almost any manufacturing company.

7.   Include a risk factor regarding the fact that Mr. Sfeir controls the vast majority of the voting stock of the Company. Indicate the percentage of shares he will hold before and after the offering.

8.   Include a risk factor regarding the current status of your capital resources and liquidity.

Our Future Success is Dependent…, page 3

9.   Expand this risk factor to indicate that Mr. Sfeir is also the sole director of the Company. Further, please explain how you are only partially dependent on the performance and continued service of Mr. Sfeir as he is the sole director and officer of the Company.

The Offering Price of the Shares was Arbitrarily Determined…, page 3

10.   Reconcile this risk factor with the disclosure under "Determination of Offering Price."

Description of Business, page 9

11.   We note that this section should be substantially expanded to provide more detail regarding your business. For example, provide a description of each of the services you provide, the seasonality of your business, your number of employees, any dependence on a single customer or a few customers, and the importance and duration of your patents. Describe what is meant by "non-destructive testing services," what makes these services "non-destructive" and why that is important. Please note that these are only examples and we may have more comments.

12.   Explain the purpose for which the Company was founded and the Company and Mr. Sfeir's relationship with TII prior to the incorporation of the Company.

13.   Provide third party objective support for your statement, "It is believed that TIE's ultrasonic systems have the largest diameter Oilfield Country Tubular Diameter pipe full length ultrasonic capability ("OD") inspection capabilities in the industry for seamless, ERW (Electric Resistant Welded), plain end and threaded pipe, and the deepest penetration capability offered for wall thickness and defects measurements."

14.   Explain how your proprietary systems are "exceptional" and how they detect defects where others cannot.

15.   Elaborate on the tests and use of your systems by major oil companies. Further, please provide detailed disclosure on which oil companies performed such tests and use your systems.

16.   Explain how the alliance that TIE formed with steel mills increased TII's revenues and profits. In general, please explain how the business of the TIE and TII works, for example, is TII an operating subsidiary? Also, file the document underlying that alliance as an exhibit to the registration statement.

17.   Provide third party support for the statement that major oil companies including BP and Exxon Mobile "favor" the use of your depth scope.

18.   Indicate the percentage of sales represented by each of your "major" customers. In that regard, we note the reference in Note 11 on page F-15 to one customer who represents 63% of your total revenue.

Description of Property, page 8

19.   Please explain to us why you did not include information on TII's "large
       inspection facility" which, given your description in the previous paragraph,
       appears to be a materially important physical property. Further, on page 11, you
       discuss the creation of a new plant in Abbeville, Louisiana. Please provide a
       similar explanation for such plant.

Consolidated Statements of Operations and Changes in Retained Earnings, page F-5

20.   Please revise your statements of operations to include depreciation expense
       attributable to your cost of revenues in your gross profit measures to comply with
       SAB Topic 11:B. Make similar changes to other affected areas of your document
       where gross profit measures are presented or discussed.

21.   Additionally, expand your statements of operations to include your earnings per
       share disclosures pursuant to SFAS 128.

Notes to Consolidated Financial Statements, page F-8

22.   We note you present stock subscriptions in the amount of $72,000 in your
       stockholders' equity as of December 31, 2007. Please add a note to discuss the
       terms of these stock subscription arrangements., Further, please explain why you
       have classified cash flows related to these stock subscriptions as an investing
       activity on your consolidated statement of cash flows for the year ended
       December 31, 2007.

Note 1 – Organization, page F-8

23.   We note you disclose that upon forming your company on November 29, 2006 in
       order to acquire and to take over the assets and business of Technical Industries,
       Inc. (TII), you issued 125 million common shares to American Interest, LLC in
       exchange for founder services rendered. You further disclose that the fair value
       of these services was considered immaterial and no amounts were recognized in
       the financial statements. Please tell us how you concluded the value of these
       services was essentially nil given the significant number of shares issued. It
       appears that at minimum the par value of these shares should be recorded.

Note 3 – Summary of Significant Accounting Policies, page F-9

24.   Please disclose your revenue recognition policy associated with each material
       type f sales transaction. Refer to SAB Topic 13:B for further guidance. In
       addition, given the significance of your property and equipment account balance,
       please disclose your policy for assessing long-lived assets for impairment.

Recent Accounting Pronouncements, page F-11

25.   Please expand your disclosure to discuss how the adoption of FIN 48 impacted
        your financial statements. Additionally, expand your Note 9 to provide the
        disclosures required in paragraphs 20 through 24 of FIN 48.

Note 8 – Capital Leases, page F-13

26.   We note you account and report certain equipment leases as capital leases. Please
        comply with paragraph 16(a)(ii) of SFAS 13 and disclose the future minimum
        lease payments in aggregate and for each of the five succeeding fiscal years.

Note 13 – Prior Period Adjustment, page F-15

27.   We note you have restated your financial statements to correct an error. Please
        expand your Note 13 to include all of the disclosures required in paragraph 26 of
        SFAS 154.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 11

Plan of Operations, page 11

28.   Explain what you mean by having a "blue-chip" client base and how you have
        services that competitors cannot provide.

29.   You indicate that you can increase revenue by expanding the Company's sales
        force. Include disclosure regarding the current status of the sales force. Further,
        include such discussion in your business section.

30.   Provide objective support for the statement your technology "recently helped BP
        and Baker Oil."

31.   Describe the types of businesses carried on by the three other businesses you are
        trying to purchase. Update the status of those transactions.

Results of Operations, page 11

32.   Provide an explanatory paragraph explaining that the financial statements and
        operations discussed include the financial statements of TII prior to the SEA as
        described in Note 1 to the financial statements.

33.   Address the following balance sheet items which showed significant changes in 2007 from 2006:

    a. Trade receivables
    b. Property and Equipment
    c. Accounts Payable
    d. Accrued Rent and
    e. Accrued Liability for Capital Expenditures.

Revenues, page 12

34.   Explain what your world wide accessible inventory tracking software does and include such a discussion in your business section. Further, you state that there was an 8.93% increase in 2007 in domestic oil and gas exploration, yet you do not appear to be in the exploration business. Please clarify that the increase in exploration leads to more customers utilizing your services.

Cost of Revenue and Gross Profit, page 12

35.   Explain why you have a cross reference to the Revenue section regarding your agreements with three oilfield pipe steel mills when there appears to be no discussion of these agreements in such section.

Directors, Executive Officers, Promoters and Control Persons, page 14

36.   Reconcile Mr. Sfeir's titles here and on his signature block.

Transactions with Related Persons, Promoters and Certain Control Persons, page 15

37.   Include disclosure regarding the Stock Purchase and Share Exchange Agreement with Technical Industries, Inc. you entered into in January of 2007.

Power of Attorney, page II-5

38.   Please explain why you have a power of attorney for Mr. Sfeir to sign on his own behalf.

Exhibits

39.   File the agreement pursuant to which you sold the common stock to the selling shareholders on April 23, 2008 as an exhibit.

Exhibit 3.2, By-laws of the Company
Article V, Section 1.

40.   We note the following language in this section, "The same person may hold any
        two or more offices, except that the offices of President and Secretary may not be
        held by the same person unless all the issued and outstanding stock of the
        Corporation is owned by one person, in which instance such person may hold all
        or any combination of offices." Please explain how you are in compliance with
        your by-laws given the fact that you do not disclose any officer other than Mr.
        Sfeir in your registration statement and your issued and outstanding stock is
        owned by more than one person. Further, if you are not in compliance with your
        by-laws, please explain the ramifications of such a circumstance.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

Mr. George M. Sfeir
Technical Industries & Energy, Corp.
May 23, 2008
Page 8

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
    L. Dang
    J. Madison

    Via Facsimile:
    Gregg E. Jaclin, Esq.
    (732) 577-1188